AMENDED AND RESTATED EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT


     THIS AGREEMENT is made this 22nd day of May, 2002, between The Arbitrage Funds, a Delaware trust (the "Trust") and Water Island Capital, LLC, a Delaware limited liability company (hereinafter called the "Adviser").

                               W I T N E S S E T H

     WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser agrees to provide, or arrange for the provision of, investment advisory and management services to the Trust; and

     WHEREAS, the Trust and the Adviser believe that capping the total expenses, excluding taxes, interest and dividends on short positions, of shares of The Arbitrage Fund (the "Fund") of the Trust will enable the Fund to target niches within the load and no-load product market and will benefit the Fund;

     NOW, THEREFORE, the parties hereto do hereby agree as follows:

1. EXPENSE WAIVER AND REIMBURSEMENT BY THE ADVISER. The Adviser agrees to waive all or a portion of its management fee and, if necessary, to bear certain other expenses, excluding taxes, interest and dividends on short positions, associated with operating the Fund to the extent necessary to limit the Fund's annualized expenses to the annual rate of 1.95% of average daily net assets for the period from the date of this Agreement until August 31, 2012.

2. DUTY OF FUND TO REIMBURSE. The Fund agrees to reimburse the Adviser such waived fees (but not expenses borne) in later years provided, however, that the Fund is not obligated to pay any such waived fees more than three years after the end of the fiscal year in which the fee was waived.

3. ASSIGNMENT. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

4. DURATION AND TERMINATION. This Agreement shall be effective for the period from the date of this Agreement until August 31, 2012, and shall continue in effect thereafter unless terminated by either of the parties hereto upon written notice to the other of not less than five days. This Agreement shall
automatically   terminate  upon  the  termination  of  the  Investment  Advisory
Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


THE ARBITRAGE FUNDS                               WATER ISLAND CAPITAL, LLC

By /s/ John S. Orrico                             By /s/ John S. Orrico
   --------------------------                        --------------------------
Name:   John S. Orrico                               Name:   John S. Orrico
Title:  President                                    Title:  President





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